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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               SABA SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784932105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Barbara Russell
                               3000 Sand Hill Road
                              Building 4, Suite 280
                              Menlo Park, CA 94025
                                 (650) 854-3927
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    04/11/05
--------------------------------------------------------------------------------
            ((Date of Event which Requires Filing of this Statement))

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification  Nos. of above persons (entities only).

                     Sequoia Capital IX
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: Delaware
-------------------- --------- --------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 217,180
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 217,180
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 217,180
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 1.3%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     PN
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Sequoia Capital IX Principals Fund
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: Delaware
-------------------- --------- --------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 40,087
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 40,087
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 40,087
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 0.2%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     OO
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Sequoia Capital Entrepreneurs Fund
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: Delaware
------------ ------- ------------------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 0
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 0
-------------------- --------- --------------------------------------------------------------------------------------------

             11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 0
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 0%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     PN
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Sequoia Capital Entrepreneurs Annex Fund
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions) N/A
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: Delaware
-------------------- --------- --------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 33,430
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 33,430
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 33,430
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 0.2%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     PN
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     SC IX Management LLC
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: Delaware
------------ ------- ------------------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 0
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 0
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 0
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 0.0%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     OO
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     SC IX.I Management LLC
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- --------- --------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: Delaware
-------------------- --------- --------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 290,697
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 290,697
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 290,697
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 1.8%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     OO
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Sequoia Capital Franchise Fund
----------- ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: Delaware
-------------------- --------- --------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 767,441
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 767,441
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 767,441
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 4.8%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     PN
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Sequoia Capital Franchise Partners
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: Delaware
-------------------- --------- --------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 104,651
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 104,651
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 104,651
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 0.6%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     PN
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     SCFF Management LLC
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: Delaware
------------ ------- ------------------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 872,092
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 872,092
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 872,092
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 5.4%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     OO
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Michael Goguen
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: USA
-------------------- --------- --------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 1,162,789
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 1,162,789
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 1,162,789
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 7.2%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     IN
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Mark Kvamme
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1), PF (2)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: USA
-------------------- --------- --------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 0
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 290,697
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 0
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 290,697
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 290,697
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 1.8%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     IN
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Douglas Leone
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1), PF (2)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: USA
-------------------- --------- --------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 29,947
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 1,162,789
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 29,947
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 1,162,789
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 1,192,736
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 7.4%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     IN
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Michael Moritz
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1), PF (2)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: USA
------------ ------- ------------------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 139,716 (3)
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 1,162,789
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 139,716 (3)
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 1,162,789
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,302,505 (3)
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 8.0%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     IN
------------ ------- ------------------------------------------------------------------------------------------------------

CUSIP No. 782934105
------------ ------- ------------------------------------------------------------------------------------------------------

             1.      Names of Reporting Persons. I.R.S.  Identification Nos. of above persons (entities only).

                     Mark Stevens
------------ ------- ------------------------------------------------------------------------------------------------------

             2.      Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See Instructions)

                     (a)   [_]

                     (b)   [X]
------------ ------- ------------------------------------------------------------------------------------------------------

             3.      SEC Use Only
------------ ------- ------------------------------------------------------------------------------------------------------

             4.      Source of Funds (See Instructions): OO (1), PF (2)
------------ ------- ------------------------------------------------------------------------------------------------------

             5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------ ------- ------------------------------------------------------------------------------------------------------

             6.      Citizenship or Place of Organization: USA
------------ ------- ------------------------------------------------------------------------------------------------------

Number of Shares     7.        Sole Voting Power: 112,216
Beneficially         --------- --------------------------------------------------------------------------------------------
Owned by
Each Reporting       8.        Shared Voting Power: 1,162,789
Person With          --------- --------------------------------------------------------------------------------------------

                     9.        Sole Dispositive Power: 112,216
                     --------- --------------------------------------------------------------------------------------------

                     10.       Shared Dispositive Power: 1,162,789
------------ ------- ------------------------------------------------------------------------------------------------------

             11.     Aggregate Amount  Beneficially  Owned by Each Reporting Person: 1,275,005
------------ ------- ------------------------------------------------------------------------------------------------------

             12.     Check if the  Aggregate  Amount in Row (11)  Excludes  Certain Shares (See Instructions)
------------ ------- ------------------------------------------------------------------------------------------------------

             13.     Percent of Class Represented by Amount in Row (11): 7.9%
------------ ------- ------------------------------------------------------------------------------------------------------

             14.     Type of Reporting Person (See Instructions)

                     IN
------------ ------- ------------------------------------------------------------------------------------------------------

Notes to Cover Pages
--------------------
(1) Investment funds from investors in holding entities were used to acquire those shares of Common Stock over which the Reporting Person has shared voting and dispositive power.
(2) Personal funds were used to acquire those shares of Common Stock over which the Reporting Person has sole voting and dispositive power.
(3) Includes 27,500 shares of Common Stock issuable within 60 days upon the exercise of options to purchase Common Stock.

Item 1. Security and Issuer

         The title of the class of securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Saba Software, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices at 2400 Bridge Parkway, Redwood Shores, California 94065-1166.

     Note: All share numbers in this Amendment No. 1 to Schedule 13D have been adjusted to reflect a one-for-four reverse stock split effected May 12, 2003.

Item 2. Identity and Background

         (a) This Schedule 13D is being filed on behalf of entities Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Fund, Sequoia Capital Entrepreneurs Annex Fund, SC IX Management LLC, SC IX.I Management LLC, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners and SCFF Management LLC and individuals Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens (each reporting individual, a "Reporting Individual," and each reporting entity or individual, a "Reporting Person"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a "group" exists. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by such Reporting Person.

         (b) The business address of each Reporting Person is 3000 Sand Hill Road, Building 4, Suite 280, Menlo Park, California 94025.

         (c) Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Each entity that is a Reporting Person is a venture capital investment entity. Michael Moritz is on the Board of Directors of the Issuer. Except as set forth below, each of the Reporting Individuals is a managing member of the limited liability companies that are the general partners of the following entities ("Holding Entities") that hold shares of Common Stock of record:

                                                                                       Name of Managing Members of the
         Name of Holding Entity                   Name of General Partner*                    General Partner*
----------------------------------------   -------------------------------------   ----------------------------------------
Sequoia Capital IX                         SC IX.I Management LLC                  Michael Goguen, Mark Kvamme, Douglas
                                                                                   Leone, Michael Moritz and Mark Stevens
Sequoia Capital IX Principals Fund*        SC IX.I Management LLC*                 Michael Goguen, Mark Kvamme, Douglas
                                                                                   Leone, Michael Moritz and Mark Stevens*
Sequoia Capital Entrepreneurs Annex Fund   SCIX.I Management LLC                   Michael Goguen, Mark Kvamme, Douglas
                                                                                   Leone, Michael Moritz and Mark Stevens
Sequoia Capital Franchise Fund             SCFF Management LLC                     Michael Goguen, Douglas Leone, Michael
                                                                                   Moritz and Mark Stevens
Sequoia Capital Franchise Partners         SCFF Management LLC                     Michael Goguen, Douglas Leone, Michael
                                                                                   Moritz and Mark Stevens
---------------------------------------------------------------------------------------------------------------------------

                                      -16-

*NOTE: Sequoia Capital IX Principals Fund is a limited liability company. Accordingly, the entity shown in the second column is the Managing Member (not the General Partner), and the individuals shown in the third column are Managing Members of the Managing Member.

         (d) None of the Reporting Persons have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons have during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Individuals are all United States citizens. Each Reporting Person that is an entity was organized in the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

         The source of the funds used to purchase the shares of Common Stock for which the Reporting Persons share voting and dispositive power, as set forth in rows seven through ten of the cover pages hereof, are investment funds provided to the Holding Entities by investors. The Holding Entities purchased such shares under the following agreements: (i) the Securities Purchase Agreement by and among the Issuer and buyers Sequoia Capital IX, Sequoia Capital Entrepreneurs Fund, Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners, dated effective as of October 1, 2002 (the "Securities Agreement"), pursuant to which the buyers purchased an aggregate of 1,075,580 shares of Common Stock for an aggregate purchase price of $9,249,994.45; and (ii) the Stock Purchase Agreement by and among Bobby Yazdani and purchasers Sequoia Capital IX and Sequoia Capital IX Principals Fund, dated effective as of October 1, 2002, pursuant to which the purchasers purchased an aggregate of 87,209 shares of Common Stock for an aggregate purchase price of $749,997.40.

         The sources of the funds used to purchase the shares of Common Stock for which the Reporting Persons have sole voting and dispositive power (which shares were purchased at an earlier date), as set forth in rows seven through ten of the cover pages hereof, were their respective personal funds.

         On April 11, 2005, all 33,430 shares of Common Stock held by Sequoia Capital Entrepreneurs Fund ("SCEF") were indirectly transferred to Sequoia
Capital Entrepreneurs Annex Fund ("Annex") in connection with a restructuring transaction (the "Restructuring"). Pursuant to the Restructuring, the portfolio securities (including Common Stock of the Issuer) were distributed in liquidation of SCEF to its limited partners, who in turn contributed such portfolio securities to Annex. No consideration was paid by Annex to SCEF for such shares; however, the former limited partners of SCEF received limited partnership interests in Annex in connection with the Restructuring.

Item 4.  Purpose of Transaction

         The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Common

Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Issuer.

         The purpose of the Restructuring was to maximize the amount of time and cash available to make additional investments and to resolve some potential payment obligations of the general partner of SCEF.

         Other than as indicated above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer 's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer

         (a) For each of the Reporting Persons, the aggregate number of shares of Common Stock beneficially owned and the percentage of Common Stock beneficially owned based upon 16,152,756 shares of Common Stock outstanding as of January 10, 2005, as shown on the cover page of the Report on Form 10-Q filed by the Issuer on January 14, 2005, is as follows:

                                                                                 Shares Beneficially
                                    Name                                                Owned              Percentage
--------------------------------------------------------------------------       --------------------      ----------
Sequoia Capital IX........................................................            217,180   (1)            1.3%
Sequoia Capital IX Principals Fund........................................             40,087   (1)            0.2%
Sequoia Capital Entrepreneurs Fund........................................                  0                  0%
Sequoia Capital Entrepreneurs Annex Fund..................................             33,430   (1)            0.2%
SC IX Management LLC......................................................                  0                  0%
SC IX.I Management LLC....................................................            290,697   (1)            1.8%
Sequoia Capital Franchise Fund............................................            767,441   (1)            4.8%
Sequoia Capital Franchise Partners........................................            104,651   (1)            0.6%
SCFF Management LLC.......................................................            872,092   (1)            5.4%
Michael Goguen............................................................          1,162,789   (1)            7.2%
Mark Kvamme...............................................................            290,697   (2)            1.8%
Douglas Leone.............................................................          1,192,736   (3)            7.4%
Michael Moritz............................................................          1,302,505   (3)(4)         8.0%
Mark Stevens..............................................................          1,275,005   (3)            7.9%

Notes
-----
(1)  Shared voting and  dispositive  power over all  indicated  shares of Common
     Stock.

(2) Reflects 290,697 shares of Common Stock over which the Reporting Person has shared voting and dispositive power.

(3) Includes 1,162,789 shares of Common Stock over which the Reporting Person has shared voting and dispositive power.

(4) Includes 27,500 shares of Common Stock issuable within 60 days upon the exercise of options to purchase Common Stock.

         (b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

         (c) Except as set forth in Item 3 above, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Statement Appointing Designated Filer and Authorized Signer dated as of April 11, 2005, by and among Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Fund, Sequoia Capital Entrepreneurs Annex Fund, SC IX Management LLC, SC IX.I Management LLC, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners, SCFF Management LLC, Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2005

Sequoia Capital IX                                            Sequoia Capital Franchise Fund
Sequoia Capital Entrepreneurs Annex Fund                      Sequoia Capital Franchise Partners

By: SC IX.I Management LLC                                    By: SCFF Management LLC
A Delaware Limited Liability Company                          A Delaware Limited Liability Company
General Partner of each                                       General Partner of each

and on behalf of SC IX.I Management LLC                       and on behalf of SCFF Management LLC
for itself                                                    for itself

By: Its Managing Members                                      By: Its Managing Members

and as individuals


/s/ Michael Goguen                                            /s/ Michael Goguen
-----------------------------------------                     ---------------------------------------------
Michael Goguen                                                Michael Goguen


/s/ Mark Kvamme                                               /s/ Douglas Leone
-----------------------------------------                     ---------------------------------------------
Mark Kvamme                                                   Douglas Leone


/s/ Douglas Leone                                             /s/ Michael Moritz
-----------------------------------------                     ---------------------------------------------
Douglas Leone                                                 Michael Moritz


/s/ Michael Moritz                                            /s/ Mark Stevens
-----------------------------------------                     ---------------------------------------------
Michael Moritz                                                Mark Stevens


/s/ Mark Stevens
-----------------------------------------
Mark Stevens




Sequoia Capital Entrepreneurs Fund                            Sequoia Capital IX Principals Fund, a
                                                              Delaware Limited Liability Company
By:  SC IX Management LLC
A Delaware Limited Liability Company                          By:  SC IX.I Management
Its General Partner                                                   Its Managing Member

and on behalf of SC IX Management LLC                         By:  Its Managing Members
for itself

By:  Its Managing Members


/s/ Michael Goguen                                            /s/ Michael Goguen
-----------------------------------------                     ---------------------------------------------
Michael Goguen                                                Michael Goguen


/s/ Mark Kvamme                                               /s/ Mark Kvamme
-----------------------------------------                     ---------------------------------------------
Mark Kvamme                                                   Mark Kvamme


/s/ Douglas Leone                                             /s/ Douglas Leone
-----------------------------------------                     ---------------------------------------------
Douglas Leone                                                 Douglas Leone


/s/ Michael Moritz                                            /s/ Michael Moritz
-----------------------------------------                     ---------------------------------------------
Michael Moritz                                                Michael Moritz


/s/ Mark Stevens                                              /s/ Mark Stevens
-----------------------------------------                     ---------------------------------------------
Mark Stevens                                                  Mark Stevens



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)